Exhibit 99.1

GigaCloud Technology Inc Refutes Misleading Claims in Short Seller Report

WALNUT, Calif., Oct. 09, 2023 (GLOBE NEWSWIRE) – GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today issued the following statement in response to certain misleading and self-serving claims made in a short seller report issued on September 28, 2023 (“the short seller report”).

•	Warehouse Operation

The short seller report questions the feasibility of running the Company’s U.S. warehouses and operations with 73 employees, but ignores that the Company utilizes third-party staffing agencies and contractors to support its warehouse operations. The Company has disclosed its use of third-party contractors in the filings made with the Securities and Exchange Commission.

•	Transportation Network

The short seller report includes a number of claims regarding the Company’s delivery service, but it lacks basic understanding of the Company’s business and industry in which it operates. Among other things, the short seller report describes a single instance of a phone call in which a GigaCloud customer service representative allegedly said that the Company uses only GigaCloud trucks for delivery. The Company employs its own trucks predominantly for white glove services in nine metropolitan areas in the U.S. and maintains a dedicated customer service team for such white glove services. GigaCloud customer service representative might have described this white glove service to customers in the context of such delivery, and it should not be misconstrued to suggest that all delivery services are provided in this manner. For other deliveries, including certain last mile deliveries, the Company utilizes a network of third-party delivery providers as disclosed in the filings made with the Securities and Exchange Commission.

•	Cash Balances

The short seller report questions the Company’s cash balances. KPMG, an independent audit firm registered with the PCAOB, has issued an unqualified opinion on the Company’s consolidated financial statements in the Company’s annual report on Form 20-F for the year ended December 31, 2022, including the consolidated balance sheets as of December 31, 2021 and 2022 and cash balances presented for the same periods. As of June 30, 2023, the Company’s cash balance was $181.5 million.

•	Related Party Transactions

The Company disclosed its related party transaction in accordance with the Form 20-F rules under the Securities Exchange Act of 1934 and applicable accounting standards in the filings made with the Securities and Exchange Commission.

The Company reiterates that the conclusions in the short seller report are unsupported and inaccurate. The misleading nature of the statements made in the short seller report demonstrates a fundamental lack of understanding of the Company’s business and industry in which it operates. The Company stands by its previous statement that the short seller report lacks merit and contains numerous defamatory and speculative statements. As part of its continued and unwavering commitment to protecting shareholders’ interests, maintaining high standards of corporate governance, and providing transparency, the Company’s board of directors have authorized the Company to engage a reputable independent third-party to conduct an independent review concerning certain allegations made in the short seller report. The Company will issue further responses once the independent review by the third-party reviewer is completed.

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Greta Tang, PR & IR Manager

Email: greta.tang@gigacloudtech.com

ICR

Ryan Gardella

Email: GigacloudIR@icrinc.com